# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Teamshares Inc., CIK 0002048951
CUSIP: 87821B109
Title of class of securities: COMMON STOCK, PAR VALUE $0.0001 PER SHARE
Address of issuer's principal executive offices: 214 Sullivan Street, 3B, New York, New York (NY), 10012
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002048695

## Reporting persons
- Live Oak Sponsor V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 9,624,781; shared voting power 0; sole dispositive power 9,624,781; shared dispositive power 0; aggregate amount beneficially owned 9,624,781 (12.3% of the class)
- Richard Hendrix: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 9,624,781; sole dispositive power 0; shared dispositive power 9,624,781; aggregate amount beneficially owned 9,624,781 (12.3% of the class)
  Comment: (1) In connection with the domestication of the Issuer as a Delaware corporation (the "Domestication") and the closing (the "Closing") of the business combination (the "Business Combination") pursuant to the Agreement and Plan of Merger, dated as of November 14, 2025 (as amended on April 1, 2026 and May 13, 2026), by and among Live Oak Acquisition Corp. V, Teamshares Inc. and the other parties thereto, the Sponsor's 5,750,000 Class B ordinary shares of Live Oak Acquisition Corp. V converted into shares of Live Oak Class B Common Stock and subsequently into shares of Combined Company Common Stock. In connection with the Closing, the Sponsor transferred an aggregate of 101,790 shares to certain investors in connection with financing transactions and forfeited an aggregate of 524,105 shares pursuant to the Sponsor Letter Agreement, dated as of November 14, 2025, by and among Live Oak Acquisition Corp. V, Teamshares Inc. and Live Oak Sponsor V, LLC (the "Sponsor"). The Sponsor is the record holder of the shares reported herein. Mr. Richard Hendrix is the managing member of the Sponsor. As such, he may be deemed to have or share voting and dispositive power of the shares held directly by the Sponsor. Mr. Hendrix disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
  
  (2) Includes 4,500,000 shares of common stock of the Issuer which may be purchased by exercising private placement warrants held by the Sponsor. Includes 1,674,781 Earn-Out Shares, consisting of (i) 1,150,000 Deferred Founder Shares and (ii) 524,781 Earnout Incentive Founder Shares, that are subject to forfeiture pursuant to the Sponsor Letter Agreement, dated as of November 14, 2025, by and among Live Oak Acquisition Corp. V, Teamshares Inc. and the Sponsor.
  
  (3) Based on 73,660,538 shares of common stock of the Issuer issued and outstanding as of the date of this filing.

## Item 1. Issuer
Name of issuer: Teamshares Inc.
Address of issuer's principal executive offices: 214 Sullivan Street, 3B, New York, NY 10012

## Item 2. Person Filing
Name of person filing: Live Oak Sponsor V, LLC and Richard Hendrix (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: 4921 William Arnold Road, Memphis TN 38117
Citizenship:
Live Oak Sponsor V, LLC is a limited liability company formed in Delaware.
Richard Hendrix is a citizen of the United States of America.

## Item 4. Ownership
Amount beneficially owned: As of June 18, 2026, following the consummation of the Business Combination and the Domestication, the Sponsor holds 5,124,781 shares of common stock of the Issuer and 4,500,000 warrants to purchase shares of common stock of the Issuer. The Sponsor's 5,750,000 Class B ordinary shares of Live Oak Acquisition Corp. V, converted into shares of Live Oak Class B Common Stock and subsequently into shares of Combined Company Common Stock. In connection with the Closing, the Sponsor transferred an aggregate of 101,790 shares to certain investors in connection with financing transactions pursuant to the Sponsor Letter Agreement, dated as of November 14, 2025, and forfeited an aggregate of 524,105 shares pursuant to the Sponsor Letter Agreement. Richard Hendrix, as managing member of Live Oak Sponsor V, LLC, has voting and investment discretion with respect to the securities held of record by the Sponsor. As such, Mr. Hendrix may be deemed to have beneficial ownership of the securities held of record by the Sponsor. Mr. Hendrix disclaims any beneficial ownership except to the extent of his pecuniary interest therein.
Percent of class:
The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The percentage of the shares held by the Reporting Persons is based on 73,660,538 shares of common stock of the Issuer issued and outstanding as of the date of this filing, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 25, 2026
Sole power to vote or to direct the vote:
Live Oak Sponsor V, LLC: 9,624,781;
Richard Hendrix: 0
Shared power to vote or to direct the vote:
Live Oak Sponsor V, LLC: 0;
Richard Hendrix: 9,624,781
Sole power to dispose or to direct the disposition:
Live Oak Sponsor V, LLC: 9,624,781;
Richard Hendrix: 0
Shared power to dispose or to direct the disposition:
Live Oak Sponsor V, LLC: 0;
Richard Hendrix: 9,624,781

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13G dated filed with the Securities and Exchange Commission on June 12, 2026).

## Signatures
- Live Oak Sponsor V, LLC: /s/ Richard Hendrix, Richard Hendrix, as managing member of Live Oak Sponsor V, LLC (07/08/2026)
- Richard Hendrix: /s/ Richard Hendrix, Richard Hendrix (07/08/2026)